UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of February, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated February 4, 2005	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005	Cameco Corporation By:
“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 — Date of Material Change

January 27, 2005

Item 3 — News Release

The English version and the French translation version of the press release relating to this material change were distributed by CCNMatthews through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on January 27, 2005. A copy of the English version of this news release was filed on SEDAR on January 27, 2005.

Item 4 — Summary of Material Change

On January 27, 2005 Cameco announced that its financial statements for 2004 have been revised to include $214 million in goodwill, offset by a $101 million increase in minority interest and a $113 million dilution gain due to an accounting change. This change has increased after-tax earnings by $86 million. These non-cash adjustments reflect a change in the accounting used for the restructuring transactions that helped create Centerra Gold Inc. (Centerra). The accounting change has been applied retroactively to the dates of the transactions. As a result, Cameco will be reissuing its financial statements for the periods ended June 30, 2004 and September 30, 2004.

Item 5 — Full Description of Material Change

Cameco’s financial statements for 2004 have been revised to include $214 million in goodwill, offset by a $101 million increase in minority interest and a $113 million dilution gain due to an accounting change. This change has increased after-tax earnings by $86 million. These non-cash adjustments reflect a change in the accounting used for the restructuring transactions that helped create Centerra. The accounting change has been applied retroactively to the dates of the transactions. As a result, Cameco will be reissuing its financial statements for the periods ended June 30, 2004 and September 30, 2004.

The principal effect of this accounting change on Cameco’s consolidated financial statements was to record an increase of $86 million in net earnings from the dilution gain resulting from the restructuring and Centerra’s initial public offering (IPO). The dilution gain is a non-cash gain recorded by Cameco in accordance with accounting rules. The gain resulted from Cameco’s interest in Centerra being diluted from 100% to 53% by Centerra’s IPO and related restructuring transactions. The gain results from Centerra issuing shares for values in excess of Cameco’s historic carrying value of its investment in Centerra.

With the accounting change, the company has recorded $214 million in goodwill and increased the carrying value of the non-Cameco minority interest in Centerra by $101 million. While this accounting change has a significant effect on Cameco’s net earnings for 2004, there is no impact on cash flows other than an increase in capital taxes of less than $1 million.

The following table sets forth the significant effects of the accounting change on previously reported financial results:

	Qtr ended June 30, 2004		YTD at June 30, 2004		YTD at Sept 30, 2004
		Previously		Previously		Previously
In $ millions, except per share	Revised	Reported	Revised	Reported	Revised	Reported

Net earnings	$151	$65	$191	$105	$242	$156
Earnings per share*	0.88	0.38	1.12	0.61	1.42	0.91

* adjusted for December 31, 2004 stock split

The restructuring of Centerra prior to its IPO included the acquisition of a number of gold assets and the settlement of outstanding debt. The terms of these transactions, which were negotiated in the months leading up to the IPO, provided that Centerra issue its shares on closing of the transactions. With the concurrence of its external auditors, Centerra initially recorded these transactions using the negotiated values, which were based on discounted cash flow analyses of the tangible assets acquired and debt settled.

In its year-end review, the company and its external auditors reviewed the accounting that had previously been used for these transactions. In the case of a public company issuing shares to acquire assets or settle debt, the appropriate accounting treatment would be to use the value of the acquiring company’s shares to record the transaction. While Centerra was not a publicly traded company at the time it negotiated its restructuring transactions, it subsequently became public and these transactions were contingent on the IPO proceeding. Therefore, Cameco concluded that the more appropriate accounting treatment would be to use Centerra’s IPO price to value the shares issued in these transactions.

This accounting change increased the purchase price by $214 million over the amount previously recorded by Centerra. The increase is reported as goodwill by Cameco and has the impacts noted above on the financial statements. If the carrying value of the goodwill cannot be supported in any future annual test, it will be written down. There is no expectation that this will be necessary for Cameco in the foreseeable future.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and
Corporate Secretary
Cameco Corporation
(306) 956-6303

Item 9 — Date of Report

February 4, 2005